UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Emulex Corporation

(Name of Subject Company)

Emerald Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

292475209

(CUSIP Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

1320 Ridder Park Drive

San Jose, California 95131

(408) 435-7400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Christopher Kaufman

Anthony J. Richmond

Chad Rolston

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$618,792,821	$71,904

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 72,444,645, the number of outstanding shares of Emulex Corporation common stock, multiplied by $8.00, the offer price, (ii) 1,074,846, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $8.00 per share, multiplied by $1.84, which is the offer price of $8.00 minus the weighted average exercise price for such options of $6.16 per share, (iii) restricted stock unit awards covering 2,790,832 shares of Emulex Corporation common stock multiplied by the offer price of $8.00 per share, (iv) 1,422,597 shares that are subject to other outstanding stock awards multiplied by the offer price of $8.00 per share and (v) 444,000 shares estimated to be subject to issuance pursuant to Emulex Corporation’s Employee Stock Purchase Plan multiplied by the offer price of $8.00 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of April 3, 2015, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,904	Filing Party: Avago Technologies Limited, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: April 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the United States Securities and Exchange Commission on April 7, 2015 by (i) Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), (ii) Parent, a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”) and (iii) Avago, a company organized under the laws of the Republic of Singapore. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), a Delaware corporation, at a price of $8.00 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1–11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer expired as scheduled at 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 P.M., New York City time, on May 4, 2015) and was not extended. The Depositary advised Parent and the Purchaser that, as of the Expiration Date, a total of 60,493,783 Shares had been validly tendered into and not properly withdrawn from the Offer, which tendered Shares represented approximately 60.58% of the Shares outstanding on a fully diluted basis (as defined in the Offer to Purchase).

The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered into and not properly withdrawn prior to the Expiration Date.

Parent and the Purchaser expect the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except for Shares (i) then-owned by Parent or any of its direct or indirect wholly owned subsidiaries, including the Purchaser, or held in treasury by the Company, which will be cancelled and no payment made with respect thereto or (ii) held by any Company stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Following the completion of the Merger, the Shares will cease to be traded on the NYSE and will be delisted.

On May 5, 2015, Avago, on behalf of itself, Parent and Purchaser, issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(iv) to the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(iv)	Press release issued by Avago Technologies Limited, on behalf of itself, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc., dated May 5, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2015

EMERALD MERGER SUB, INC.

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	Treasurer and Secretary

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
	Name:	Anthony E. Maslowski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated April 7, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 7, 2015.*

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on February 25, 2015).*

(a)(5)(ii)	Email from Hock Tan to employees of Emulex Corporation, dated February 25, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).*

(a)(5)(iii)	Transcript of portions of the conference call held by Avago Technologies Limited on February 25, 2015 and relating to the proposed acquisition of Emulex Corporation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).*

(a)(5)(iv)	Press release issued by Avago Technologies Limited, on behalf of itself, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc., dated May 5, 2015.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated February 25, 2015, by and among Emulex Corporation, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).*

(d)(2)	Confidentiality Agreement, dated August 28, 2014, by and between Avago Technologies Limited and Emulex Corporation.*

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Parent, the Purchaser, Jeffrey Benck, Gregory Clark, Gary Daichendt, Bruce Edwards, Paul Folino, Eugene Frantz, Beatriz Infante, John Kelley, Rahul Merchant, Nersi Nazari, Dean Yoost, Kyle Wescoat, Margaret Evanshenk, Perry Mulligan and Jeffrey Hoogenboom (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.